Exhibit 17
James R. Treptow 7200 Leeton Forest Lane Warrenton, Virginia 20186

January 8, 2004

Mr. James J. Wilson, Chairman Mr. Mark Augenblick, President Interstate General Company, L. P. 2 West Washington Street Middleburg, Virginia 20118

RE: IGC Board Position

Dear Jim and Mark,

After considerable deliberation at year's end, I find I must tender my resignation as a Board Member of IGC (and related entities) effective 12-31-03. Pressing business and personal matters in 2004, which require my attention would significantly limit my time to appropriately focus on important matters relating to IGC and IWT/CWT.

I have truly enjoyed my four years as a Board Member and appreciate the opportunity to serve with both of you and the other outside members. I wish you the best in the coming months while recognizing the challenging opportunities to be addressed.

Very Truly Yours,

/s/

James R. Treptow

cc: Sheri Raleigh, Assistant V.P./Controller